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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

February 3, 2021

Re:	Adagene Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed February 1, 2021 File No. 333-252210

Confidential

Mr. Jason Drory

Ms. Celeste Murphy

Ms. Tracey Houser

Mr. Terence O’Brien

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Jason Drory, Ms. Celeste Murphy, Ms. Tracey Houser and Mr. Terence O’Brien:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 1, 2021 on the Company’s Amendment No. 1 to registration statement on Form F-1 filed on February 1, 2021 (the “Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to its registration statement on Form F-1 (the “Further Amended Registration Statement”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Further Amended Registration Statement, marked to show changes to the Amended Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Further Amended Registration Statement where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

The Company has included the estimated price range and offering size in the Further Amended Registration Statement and has launched the road show after such filing. Subject to the market conditions and the Staff’s comments, the Company intends to request that the Staff declare the effectiveness of the Further Amended Registration Statement on February 8, 2021. A registration statement on Form F-6 relating to the ADSs has been filed with the Commission on January 29, 2021.  The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Amendment No. 1 to Registration Statement on Form F-1 filed February 1, 2021

17. Subsequent Events, page F-39

1.              For the November 9, 2020 option modifications, please remove the disclosure stating the modification is exempt under ASU 2017-09, as modifications to vesting terms do not qualify for exemption from modification of awards accounting under ASC 718. Please disclose the amount of compensation expense to be recognized during the fourth quarter of fiscal year 2020 from waiving the remaining vesting schedule and conditions (i.e., the amount of unrecognized compensation expense remaining to be recognized since the date of grant) for the 2,375,000 options.

In response to the Staff’s comment above, the Company respectfully advises the Staff that although the 2,375,000 shares options are exercised and the ordinary shares are issued to the grantees, the Company still has the repurchase right to buy back such shares at the original exercise price if the grantee does not meet the original vesting conditions. The Company assessed and considered that in accordance with guidance set out in ASC 718-10-55-31, given such arrangement allows the shares received on exercise be returned to the Company if the original vesting conditions are not satisfied, there has been no substantial change to the vesting conditions and the Company shall continue to account for the share awards in accordance with their original terms. Accordingly, there is no acceleration of compensation expense to be recognized during the fourth quarter of fiscal year 2020. The Company has also revised the disclosure on page F-40 and F-72 of the Further Amended Registration Statement.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com) or Raymond Tam, the Company’s CFO, at +852 9873-6186 (raymond_tam@adagene.com), or Alex Zhuang of PricewaterhouseCoopers Zhong Tian LLP at +86 21-2323 3701 (alex.zhuang@cn.pwc.com).

Thanks for your time and attention.

Yours sincerely,

/s/ Li He

cc:

Mr.  Peter (Peizhi) Luo, Chief Executive Officer and Chairman
Mr.  Raymond Tam, Chief Financial Officer
Adagene Inc.

Benjamin Su, Esq., Partner

Michael E. Sullivan, Esq., Partner

Daying Zhang, Esq., Partner
Latham & Watkins LLP

Alex Zhuang, Engagement Leader

PricewaterhouseCoopers Zhong Tian LLP